EXHIBIT A

                             EDGECLIFF HOLDINGS, LLC
                               207 Grandview Drive
                             Fort Mitchell, KY 41017

                                        December 10, 2000

Lodgian, Inc.
3445 Peachtree Road, NE
Suite 700
Atlanta, GA 30326
Attention: Mr. Joseph C. Calabro,
Chairman of the Board

Dear Mr. Calabro:

                  Edgecliff, Inc. ("EDGECLIFF"), a wholly owned subsidiary of Edgecliff Holdings, LLC ("PARENT"), hereby makes the following proposal, pursuant to which holders of shares of common stock of Lodgian, Inc. ("LODGIAN") (including shares issued upon the conversion of the Lodgian Capital Trust 7% Convertible Redeemable Equity Structured Trust Securities issued pursuant to a prospectus dated September 2, 1999 (the "CRESTS")) (the "SHARES") would receive $4.75 per Share in cash for their respective Shares (the "CASH PRICE"), subject to the terms and conditions set forth below.

                  Our proposal contemplates that the acquisition of Lodgian would take the form of a merger (the "MERGER") pursuant to which a newly created, wholly-owned subsidiary of Edgecliff would be merged with and into Lodgian, with Lodgian as the surviving entity of the Merger. Pursuant to the Merger, holders of Shares would receive, in exchange for their Shares, an amount of cash per Share equal to the Cash Price.

                  The aggregate Cash Price for all the Shares, the repayment of a portion of Lodgian's presently outstanding debt and the payment of certain fees and expenses would be funded with a combination of equity and debt financing. The equity financing would consist of (a) a capital contribution from Parent of $65 million and (b) pursuant to a letter and memorandum of understanding (attached hereto as Schedule A), dated as of June 14, 2000, executed by Columbia Sussex Corporation (an affiliate of Edgecliff) and DLJ Real Estate Capital Partners, Inc. ("RECP"), a preferred stock investment in Edgecliff from RECP in an aggregate amount up to $150 million. The debt financing would be provided by Lehman Brothers Holdings Inc. ("LEHMAN," together with Parent and RECP, the "FINANCING SOURCES") on the terms and conditions set forth in the commitment letter and term sheet to be executed (attached hereto as Schedule B). In addition, a portion of Lodgian's presently outstanding high yield bonds would be refinanced pursuant to an exchange offer as set forth on Schedule C attached hereto.

                  We understand that Lodgian is in the process of selling certain properties which you have previously disclosed to us and are set forth on Schedule I to Exhibit A attached hereto. Our proposal assumes that these properties, if sold, are sold for prices not materially less than those set forth on Schedule I and that no other properties are sold. Our proposal also assumes that Lodgian's outstanding debt at December 31, 2000 is not greater than $730 million, after giving effect to the sale of the properties set forth on
Schedule I.

                  Upon your acceptance of our proposal as set forth in this letter and your execution of an agreement substantially in the form set forth as Exhibit A attached hereto, we are prepared to complete our due diligence review of Lodgian and to meet with you and your advisors to discuss our comments on the draft Agreement and Plan of Merger we received from you and to work on finalizing other definitive agreements (collectively, the "DEFINITIVE AGREEMENTS") with Lodgian. Such Definitive Agreements would contain customary representations, warranties, covenants and other provisions. In addition, consummation of the proposed transaction by Edgecliff would be subject to the conditions set forth in the Definitive Agreements, including but not limited to, those set forth on Schedule C attached hereto.

                  Of course, at this stage of the process, our proposal is only an expression of interest and is not intended to be legally binding, and Edgecliff does not intend to be legally bound to any transaction with Lodgian unless and until the Definitive Agreements are fully executed and delivered.

                  We believe Edgecliff is uniquely positioned to proceed with a transaction in the best interests of Lodgian stockholders on an expeditious basis.

                  The schedules and exhibits attached to this letter are intended to be confidential and should not be disclosed by you to any person (other than those of your employees and advisors who need to receive them for appropriate consideration by you of their contents, who shall be subject to the same confidentiality obligation) unless disclosure is required by law. In the event Lodgian determines that disclosure is so required, we request that any such disclosure be reviewed by Edgecliff and its advisors prior to its release.

                  Pursuant to the confidentiality agreement with you, we hereby advise you that our counsel has advised us that public disclosure of this letter is required under Section 13(d) of the Securities Exchange Act of 1934, as amended, as soon as practicable.

                  This proposal is open until 5:00 p.m., New York City time, on Wednesday, December 13, 2000, and will expire at that time if not accepted. We look forward to working with you on this proposed transaction. You may contact any of the following to discuss this proposal:

                  Joseph E. Marquet Work:   (859) 578-1108
                  (Columbia Sussex) Home:   (513) 385-3343
                                    Cell:   (513) 260-5305

                  James M. Dubin    Work:   (212) 373-3026
                  (Paul, Weiss)     Home:   (914) 967-3127
                                    Cell:   (917) 952-7300

                  Scott L. Bok      Work:   (212) 408-0683
                  (Greenhill & Co.) Home:   (212) 396-0441
                                    Cell:   (917) 941-4891

                  John D. Liu       Work:   (212) 408-0678
                  (Greenhill & Co.) Home:   (212) 585-2142
                                    Cell:   (917) 532-3450.


                                        Very truly yours,

                                        /s/ William J. Yung
                                        -------------------
                                        William J. Yung
                                        President



cc:      Robert S. Cole
         John M. Lang
         Michael A. Leven
         Peter R. Tyson
         Richard H. Weiner
         Anthony Larino
         Dennis J. Block